[Letterhead of Debevoise & Plimpton LLP]

February 2, 2009

By EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0305

Attention: Mr. Max A. Webb

Re:	Protective Life Insurance Company
Amendment No. 1 to Registration Statement on Form S-3
Filed January 14, 2009
File No. 333-155707

Dear Mr. Webb:

On behalf of Protective Life Insurance Company, a Tennessee stock life insurance company (“Protective Life”), we are writing to respond to the comments of the Staff of the Commission, with respect to Amendment No. 1 to the above referenced Registration Statement (the “Registration Statement”), in the letter dated January 26, 2009 (the “Comment Letter”), addressed to Deborah J. Long, Esq., Executive Vice President, Secretary and General Counsel of Protective Life.  The bold numbered paragraphs and headings below are taken from the Comment Letter, and Protective Life’s responses to each such comment follow in plain text.

Protective Life is filing, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.  Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 2, as well as two copies of a blacklined version of Amendment No. 2, marked to show changes from Amendment No. 1 to the Registration Statement.  Page references in the responses below are to Amendment No. 2.  Terms used herein but not otherwise defined will have the meanings set forth in Amendment No. 2.

Registration Statement on Form S-3

General

1.                                       Please revise the second paragraph on page 24 of the base to clarify that the tax and relevant considerations will be described in the supplement only.  This material is not suitable for pricing supplements.

In response to the Staff’s comment, Protective Life has deleted the second paragraph on page 24 of the prospectus.

2.                                       We agree with your response to previous comment number 7 that it is common market practice for S-3 registrants which are operating companies to provide for specific use of proceeds in supplements.  We do not understand any scenario whereby the proceeds in this funding transaction would not be used to purchase funding agreements from Protective Life, and in which Protective Life does not use the sale of those assets to purchase investment assets designed to generate amounts to pay off the funding agreements and thus provide funds to pay amounts due in relation to these securities.  Either delete the ninth bullet on page S-15 or tell us why it is not necessary.

In response to the Staff’s comment, Protective Life has deleted the ninth bullet on page S-15 in the secured medium-term notes prospectus supplement and has made the conforming change on page S-14 of the InterNotes prospectus supplement.

Base Prospectus

General

3.                                       We note your response to our prior comment 9 and reissue.  There are a number of places throughout the base prospectus, particularly on pages 6, 37, 42, and 43, where you indicate that the “summary is not complete.”  However, these are or should be complete summaries.  A summary is a summary, not a complete substitute for the information it summarizes, as your text makes clear.  Please revise to clarify.

In response to the Staff’s comment, Protective Life has revised the disclosures that indicated that the “summary is not complete.”

Description of the Notes, page 23

4.                                       We note your response to our prior comment 11 and reissue.  Please revise your disclosure in the penultimate sentence of the second paragraph to clarify your obligation to summarize material terms of material agreements in your prospectus.

In response to the Staff’s comment, Protective Life has revised the penultimate sentence of the second paragraph of the Description of the Notes in the base prospectus to indicate that the summary in the base prospectus, when taken together with the relevant disclosure in any applicable prospectus supplement or pricing supplement, will be a complete summary of the material terms of the relevant indenture.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call Matthew E. Kaplan at (212) 909 7334 or Andrew P. Hughes at (212) 909 6079.

Sincerely,

/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:
John Stickel
Securities and Exchange Commission
Deborah J. Long, Esq.
Protective Life Insurance Company
Judy Wilson
Protective Life Insurance Company
Max Berueffy
Protective Life Insurance Company
Perry J. Shwachman
Sidley Austin LLP
Anthony J. Ribaudo
Sidley Austin LLP